UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Streamline Health Solutions, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
86323X106
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	86323X106

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only).
	Sharon Brightman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		835,109

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		835,109

WITH	8	SHARED DISPOSITIVE POWER:

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	835,109

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.
(a)	Name of Issuer: Streamline Health Solutions, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 10200 Alliance Road Suite 200 Cincinnati, Ohio 45242
Item 2.
(a)	Name of Person Filing: Sharon Brightman (f/k/a Sharon B. Patsy)

(b)	Address of Principal Business Office or, if none, Residence: 5019 Parkview Court Centerville, OH 45458
(a)	Citizenship: United States of America
(b)	Title of Class of Securities: Common Stock
CUSIP Number: 86323X106
Item 3. Type of Reporting Person.
Not applicable.

Item 4. Ownership.
(a)	Amount of beneficially owned: See Item 9 of cover page.
(b)
Percent of class:  See Item 11 of cover page (based on 9,796,517shares of Common Stock outstanding as reported by Streamline Health Solutions, Inc. in its Quarterly Report on Form 10-Q for the quarter ended October 31, 2010).

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: See Item 5 of cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of cover page.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ *
Sharon Brightman
Dated: February 14, 2011

* By Bridget C. Hoffman, Attorney-in-Fact
/s/ Bridget C. Hoffman
Bridget C. Hoffman
Dated: February 14, 2011

Power of attorney filed May 10, 2006.